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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 6)

TDC A/S
(Name of Subject Company (Issuer))

Nordic Telephone Company ApS
Nordic Telephone Company Investment ApS
Nordic Telephone Company Finance ApS
Nordic Telephone Company Holding ApS
Blackstone NSS Communications Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Communications Management Associates (Cayman) L.P.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone FI Communications Associates (Cayman) Ltd.
Blackstone LR Associates (Cayman) IV Ltd.
KKR Millennium Fund (Overseas), Limited Partnership
KKR European Fund II, Limited Partnership
KKR Associates Millennium (Overseas), Limited Partnership
KKR Associates Europe II, Limited Partnership
KKR Millennium Limited
KKR Europe II Limited
Permira Europe III L.P. 1
Permira Europe III L.P. 2
Permira Europe III GP L.P.
Permira Europe III G.P. Limited
Permira Europe II L.P. 1
Permira Europe II L.P. 2
Permira Europe II Managers L.P.
Permira (Europe) Limited
Permira Europe II C.V.3
Permira Europe II C.V.4
Permira Europe II Co-Investment Scheme
Schroder Ventures Investments Limited
Providence Equity Offshore Partners V L.P.
Providence Equity Offshore Partners IV L.P.
Providence Equity Offshore GP V L.P.
Providence Equity Offshore GP IV L.P.
Providence Equity Partners (Cayman) V Ltd.
Providence Equity Partners (Cayman) IV Ltd.
Apax Europe VI-A, L.P.
Apax Europe VI GP L.P. Inc.
Apax Europe VI GP Co. Ltd.
Apax Partners Europe Managers Limited

(Names of Filing Persons (Offerors))

Ordinary Shares, nominal value DKK5 each
(Title of Class of Securities)

ISIN DK0010253335
(ISIN Number of Class of Securities)

Amercian Depositary Shares (representing ordinary shares),
(Title of Class of Securities)

87236N102
(CUSIP Number of Class of Securities)

Lawrence H. Guffey Nordic Telephone Company ApS c/o The Blackstone Group International Limited 40 Berkeley Square London W1J 5AL United Kingdom +44 (0) 20 7451 4000	Richard Wilson Nordic Telephone Company ApS c/o Apax Partners Worldwide LLP 15 Portland Place London W1B 1PT United Kingdom +44 (0) 20 7572 6300	Kurt Björklund Nordic Telephone Company ApS c/o Permira Advisers KB Birger Jarlsgatan 12 SE-114 34 Stockholm Sweden +46 (0) 8 503 122 00
Oliver Haarmann Nordic Telephone Company ApS c/o Kohlberg Kravis Roberts & Co. L.P. Stirling Square 7 Carlton Gardens London SW1Y 5AD United Kingdom +44 (0) 20 7839 9800	Copy to: Michael Wolfson, Esq. Simpson Thacher & Bartlett LLP Citypoint One Ropemaker Street London EC2Y 9HU United Kingdom +44 (0) 20 7275 6500	Gustavo Schwed Nordic Telephone Company ApS c/o Providence Equity Partners Limited 78 Brook Street London W1K 5EF United Kingdom +44 (0) 20 7514 8800
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$11,990,398,360	$1,282,973.00

*
Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 198,375,177 shares of TDC A/S of DKK5 each, at a purchase price of DKK382 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on November 30, 2005 of $1=DKK6.3200.

**
The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act, and Fee Advisory #5 for Fiscal Year 2006, is equal to .010700% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,282,973.0

Form or Registration No.: Schedule TO

Filing Party:	Nordic Telephone Company ApS
Nordic Telephone Company Investment ApS
Nordic Telephone Company Finance ApS
Nordic Telephone Company Holding ApS
Blackstone NSS Communications Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Communications Management Associates (Cayman) L.P.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone FI Communications Associates (Cayman) Ltd.
Blackstone LR Associates (Cayman) IV Ltd.
KKR Millennium Fund (Overseas), Limited Partnership
KKR European Fund II, Limited Partnership
KKR Associates Millennium (Overseas), Limited Partnership
KKR Associates Europe II, Limited Partnership
KKR Millennium Limited
KKR Europe II Limited
Permira Europe III L.P. 1
Permira Europe III L.P. 2
Permira Europe III GP L.P.
Permira Europe III G.P. Limited
Permira Europe II L.P. 1
Permira Europe II L.P. 2
Permira Europe II Managers L.P.
Permira (Europe) Limited
Permira Europe II C.V.3
Permira Europe II C.V.4
Permira Europe II Co-Investment Scheme
Schroder Ventures Investments Limited
Providence Equity Offshore Partners V L.P.
Providence Equity Offshore Partners IV L.P.
Providence Equity Offshore GP V L.P.
Providence Equity Offshore GP IV L.P.
Providence Equity Partners (Cayman) V Ltd.
Providence Equity Partners (Cayman) IV Ltd.
Apax Europe VI-A, L.P.
Apax Europe VI GP L.P. Inc.
Apax Europe VI GP Co. Ltd.
Apax Partners Europe Managers Limited

Date Filed: December 2, 2005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 6 to Schedule TO amends and supplements the Schedule TO originally filed by Nordic Telephone Company ApS and the other offerors (the "Offerors") on December 2, 2005 (as it may be amended or supplemented from time to time, the "Schedule TO"). The Schedule TO relates to the offer by Nordic Telephone Company ApS, a private limited liability company (the "Bidder"), to purchase all shares of DKK5 each ("TDC Shares"), and American Depositary Shares ("TDC ADSs"), each representing one-half of one TDC Share, of TDC A/S, a Danish public limited company organized under the laws of Denmark, at a purchase price of DKK382 per share and the U.S. dollar equivalent of DKK191 per ADS in cash (in each case without interest and subject to adjustment as described in the Offer Document). The terms and conditions of the offer (as it may be amended or supplemented from time to time, the "Tender Offer") are described in the Offer Document, published on December 2, 2005 (as it may be amended or supplemented from time to time, the "Offer Document"), a copy of which was originally filed as Exhibit (a)(1)(A) to the Schedule TO filed on December 2, 2005, and, where applicable, the related Form of Acceptance (included in the Offer Document) and Letter of Transmittal and the instructions thereto, a copy of which was originally filed as Exhibit (a)(1)(B) to the Schedule TO filed on December 2, 2005.

        Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 12. EXHIBITS

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(1)(P)	Advertisement, published on December 26, 2005 in Berlingske Tidende, Jyllands-Posten and Politiken, and on December 27, 2005 in Børsen, Ekstra Bladet and BT, expected to be published on January 1, 2006 in Berlingske Tidende and Politiken, expected to be published on January 2, 2006 in Børsen, Jyllands-Posten, Ekstra Bladet, BT and MetroXpress, expected to be published on January 7, 2006 in Berlingske Tidende, Jyllands-Posten, Politiken, Ekstra Bladet and BT, expected to be published on January 9, 2006 in Børsen, and expected to be published on January 10, 2006 in Børsen, Berlingske Tidende, Jyllands-Posten, Politiken, BT, Ekstra Bladet and MetroXpress (English translation of document prepared in Danish only).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2005

NORDIC TELEPHONE COMPANY APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarmann	By: /s/ Kurt Björklund

Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director
NORDIC TELEPHONE COMPANY INVESTMENT APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarmann	By: /s/ Kurt Björklund

Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director

NORDIC TELEPHONE COMPANY FINANCE APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarmann	By: /s/ Kurt Björklund

Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director
NORDIC TELEPHONE COMPANY HOLDING APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarmann	By: /s/ Kurt Björklund

Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director

Blackstone NSS Communications Partners (Cayman) L.P.
By Blackstone Communications Management Associates (Cayman) L.P., its general partner
By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone Capital Partners (Cayman) IV L.P. By Blackstone Management Associates (Cayman) IV L.P., its general partner By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone Communications Management Associates (Cayman) L.P. By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone Management Associates (Cayman) IV L.P. By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone FI Communications Associates (Cayman) Ltd.
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone LR Associates (Cayman) IV Ltd.
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person

Signed by
for and on behalf of
KKR Millennium Fund (Overseas), Limited Partnership
By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner
By: KKR Millennium Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR European Fund II, Limited Partnership By: KKR Associates Europe II, Limited Partnership, its general partner By: KKR Europe II Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR Associates Millennium (Overseas), Limited Partnership By: KKR Millennium Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR Associates Europe II, Limited Partnership By: KKR Europe II Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR Millennium Limited
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory

Signed by for and on behalf of KKR Europe II Limited
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory

Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe III G.P. Limited as general partner of	) Alistair Boyle
Permira Europe III G.P. L.P. as	) Alternate Director
general partner of Permira Europe III L.P. 1)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe III G.P. Limited as general partner of	) Alistair Boyle
Permira Europe III G.P. L.P. as	) Alternate Director
general partner of Permira Europe III L.P. 2)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as managing general partner of	) Alistair Boyle
Permira Europe II C.V.3 acting by its	) Alternate Director
general partner Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as managing general partner of	) Alistair Boyle
Permira Europe II C.V.4 acting by its	) Alternate Director
general partner Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Premira (Europe) Limited as managers of	) Alistair Boyle
Premira Europe II Co-Investment Scheme	) Alternate Director
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
SV (Nominees) Limited as nominee for	) Alistair Boyle
Schroder Ventures Investments Limited	) Alternate Director

Signed by	) /s/ Alistair Boyle
for and on behalf of	) Alistair Boyle
Permira Europe III G.P. Limited as general partner of	) Alternate Director
Permira Europe III G.P. L.P.	)
Signed by	) /s/ Alistair Boyle
for and on behalf of	) Alistair Boyle
Permira Europe III G.P. Limited	) Alternate Director
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as	) Alistair Boyle
general partner of Permira Europe II L.P. 1,	) Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as	) Alistair Boyle
general partner of Permira Europe II L.P. 2	) Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P.	) Alistair Boyle
acting by its general partner	) Alternate Director
Permira (Europe) Limited	)
Signed by	) /s/ Alistair Boyle
for and on behalf of	) Alistair Boyle
Permira (Europe) Limited	) Alternate Director

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P.
By:	Providence Equity Offshore GP V L.P., the General Partner
	By:	Providence Equity Partners (Cayman) V Ltd., its general partner
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY OFFSHORE PARTNERS IV L.P.
By:	Providence Equity Offshore GP IV L.P., the General Partner
	By:	Providence Equity Partners (Cayman) IV Ltd., its general partner
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY OFFSHORE GP V L.P.
By:	Providence Equity Partners (Cayman) V Ltd., its general partner
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY OFFSHORE GP IV L.P.
By:	Providence Equity Partners (Cayman) IV Ltd., its general partner
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY PARTNERS (CAYMAN) V LTD.
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY PARTNERS (CAYMAN) IV LTD.
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-A, L.P.
By /s/ Adrian Beecroft

Name: Adrian Beecroft Title: Authorized Person
For and on behalf of Apax Europe VI-GP, Co. Ltd. as general partner of Apax Europe VI GP, L.P. Inc.
By /s/ Denise Fallaize

Name: Denise Fallaize Title: Authorized Person
For and on behalf of Apax Europe VI GP, Co. Ltd.
By /s/ Denise Fallaize

Name: Denise Fallaize Title: Authorized Person
For and on behalf of Apax Partners Europe Managers Ltd.
By /s/ Adrian Beecroft

Name: Adrian Beecroft Title: Authorized Person

Exhibit Index

Exhibit No.	Description
(a)(1)(P)	Advertisement, published on December 26, 2005 in Berlingske Tidende, Jyllands-Posten and Politiken, and on December 27, 2005 in Børsen, Ekstra Bladet and BT, expected to be published on January 1, 2006 in Berlingske Tidende and Politiken, expected to be published on January 2, 2006 in Børsen, Jyllands-Posten, Ekstra Bladet, BT and MetroXpress, expected to be published on January 7, 2006 in Berlingske Tidende, Jyllands-Posten, Politiken, Ekstra Bladet and BT, expected to be published on January 9, 2006 in Børsen, and expected to be published on January 10, 2006 in Børsen, Berlingske Tidende, Jyllands-Posten, Politiken, BT, Ekstra Bladet and MetroXpress (English translation of document prepared in Danish only).

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  ITEM 12. EXHIBITS
SIGNATURES
Exhibit Index